

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 2, 2017

Via E-Mail
Peter Cohen-Millstein, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105

>   **Re: Gas Transporter of the South Inc.**
>   **Amendment No. 1 to Schedule TO-T**
>   **Filed January 5, 2017 by PCT LLC, Grupo Inversor Petroquímica S.L. and**
>   **WST S.A.**
>   **SEC File No. 005-46666**

Dear Mr. Cohen-Millstein:

We have reviewed your filing and have the following comments.

Schedule TO

1.   We note your response to prior comment 2. Please provide us with your legal analysis of the application of Rule 14e-5 to your arrangement with PointArgentum to purchase subject securities. In this respect, we note that PointArgentum appears to be a Covered Person, as defined in Rule 14e-5, and that your disclosure indicates that PCT intended to enter into the Backstop Commitment Letter prior to the commencement of the Argentine Offer.

2.   We note that you have extended the expiration date of the tender offer to February 27, 2017. Please revise to disclose the approximate number of securities deposited to date. Refer to Rule 14e-1(d).

3.   We note your response to prior comment 7. It is unclear how the described proration procedures would comply with Section 14(d)(6) of the Securities Exchange Act of 1934 and Rule 14d-8. Please revise or advise.

4.   We note your response to prior comment 15. Please disclose an update as to the approval of the offer by the CNV.

Please direct any questions to Christina Thomas at (202) 551-3577 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions